UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)*
Electronic Game Card, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
285716106
(CUSIP Number)

David Brosgol
Trafelet & Company, LLC 590 Madison Ave, 39th Floor
New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 17, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285716106

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Trafelet & Company, LLC
2.		Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Trafelet & Company, LLC - Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power** Trafelet & Company, LLC - 0 shares
	8.	Shared Voting Power** Trafelet & Company, LLC - 0 shares
	9.	Sole Dispositive Power** Trafelet & Company, LLC - 0 shares
	10.	Shared Dispositive Power** Trafelet & Company, LLC - 0 shares
11.		Aggregate Amount Beneficially Owned by Each Reporting Person** Trafelet & Company, LLC - 0 shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11) Trafelet & Company, LLC - 0%

14.	Type of Reporting Person (See Instructions) Trafelet & Company, LLC - OO (Limited Liability Company)

CUSIP No. 285716106

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Trafelet Capital Management, L.P.
2.		Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Trafelet Capital Management, L.P. - Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power** Trafelet Capital Management, L.P. - 0 shares
	8.	Shared Voting Power** Trafelet Capital Management, L.P. - 0 shares
	9.	Sole Dispositive Power** Trafelet Capital Management, L.P. - 0 shares
	10.	Shared Dispositive Power** Trafelet Capital Management, L.P. - 0 shares
11.		Aggregate Amount Beneficially Owned by Each Reporting Person** Trafelet Capital Management, L.P. - 0 shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11) Trafelet Capital Management, L.P. - 0%

14.	Type of Reporting Person (See Instructions) Trafelet Capital Management, L.P. - OO (Limited Partnership)

CUSIP No. 285716106

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Trafelet & Company Advisors, LLC
2.		Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Trafelet & Company Advisors, LLC - Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power** Trafelet & Company Advisors, LLC - 0 shares
	8.	Shared Voting Power** Trafelet & Company Advisors, LLC - 0 shares
	9.	Sole Dispositive Power** Trafelet & Company Advisors, LLC - 0 shares
	10.	Shared Dispositive Power** Trafelet & Company Advisors, LLC - 0 shares
11.		Aggregate Amount Beneficially Owned by Each Reporting Person** Trafelet & Company Advisors, LLC - 0 shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11) Trafelet & Company Advisors, LLC - 0%

14.	Type of Reporting Person (See Instructions) Trafelet & Company Advisors, LLC - OO (Limited Liability Company)

CUSIP No. 285716106

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Delta Institutional, L.P.
2.		Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Delta Institutional, L.P. - Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power** Delta Institutional, L.P. - 0 shares
	8.	Shared Voting Power** Delta Institutional, L.P.- 0 shares
	9.	Sole Dispositive Power** Delta Institutional, L.P.- 0 shares
	10.	Shared Dispositive Power** Delta Institutional, L.P.- 0 shares
11.		Aggregate Amount Beneficially Owned by Each Reporting Person** Delta Institutional, L.P.- 0 shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) Delta Institutional, L.P. - 0%
14.	Type of Reporting Person (See Instructions) Delta Institutional, L.P. - OO (Limited Partnership)

CUSIP No. 285716106

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Delta Offshore Master, Ltd.
2.		Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Delta Offshore Master, Ltd. - Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power** Delta Offshore Master, Ltd. - 0 shares
	8.	Shared Voting Power** Delta Offshore Master, Ltd. - 0 shares .
	9.	Sole Dispositive Power** Delta Offshore Master, Ltd. - 0 shares
	10.	Shared Dispositive Power** Delta Offshore Master, Ltd. - 0 shares .
11.		Aggregate Amount Beneficially Owned by Each Reporting Person** Delta Offshore Master, Ltd. - 0 shares (as of the filing date).
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11) Delta Offshore Master, Ltd. - 0%

14.	Type of Reporting Person (See Instructions) Delta Offshore Master, Ltd. - CO

CUSIP No. 285716106

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Remy Trafelet
2.		Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Remy Trafelet - United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power** Remy Trafelet - 0 shares
	8.	Shared Voting Power** Remy Trafelet - 0 shares
	9.	Sole Dispositive Power** Remy Trafelet - 0 shares
	10.	Shared Dispositive Power** Remy Trafelet - 0 shares
11.		Aggregate Amount Beneficially Owned by Each Reporting Person** Remy Trafelet - 0 shares
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11) Remy Trafelet - 0%

14.	Type of Reporting Person (See Instructions) Remy Trafelet - IN

CUSIP No. 285716106

This Amendment No. 3 (this "Amendment") amends and supplements the Schedule 13D (the "Schedule 13D") filed by the Reporting Persons on October 28, 2008 with respect to certain securities of Electronic Game Card, Inc. (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings assigned to such terms in the Schedule 13D.

Item 2.	Identity and Background
Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) The names of the Reporting Persons filing this statement are Trafelet & Company, LLC ("Trafelet & Co."), Trafelet Capital Management, L.P. ("TCM"), Trafelet & Company Advisors, LLC ("Trafelet Advisors", collectively the "Trafelet Entities"), Delta Institutional, L.P. ("Delta Institutional"), Delta Offshore Master, Ltd. ("Delta Offshore Master") and Remy Trafelet. This statement on Schedule 13D, as amended, is filed on behalf of all such Reporting Persons.

(b) The business address of each of the Reporting Persons is c/o Trafelet & Co. LLC, 590 Madison Ave, 39th Floor, New York, NY, 10022.

(c) Delta Institutional is a Delaware limited partnership and Delta Offshore Master is a Cayman Islands exempted company formed for the purpose of making investments. The principal business of Trafelet Advisors is serving as the general partner of Delta Institutional and certain other private investment funds. The principal business of TCM is providing investment management services to Delta Institutional, Delta Offshore Master and certain other private investment funds. The principal business of Trafelet & Co. is serving as general partner of TCM. Mr. Trafelet's principal occupation is serving as managing member of investment management companies and related entities.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Trafelet & Co. is a Delaware limited liability company. TCM is a Delaware limited partnership. Trafelet Advisors is a Delaware limited liability company. Delta Institutional is a Delaware limited partnership. Delta Offshore Master is a Cayman Islands exempted company. Mr. Trafelet is a citizen of the United States.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby supplemented as follows:

(a) and (b) The following table lists the beneficial ownership of the Shares by the Reporting Persons as of December 15, 2008:

REPORTING PERSON (1)	TOTAL HOLDINGS (as of the date of filing)			% OWNERSHIP
	Series A Shares	Warrants	Total Shares of Common Stock (as converted)
Trafelet & Company	2,851,686	960,000	3,811,686	6.9%
TCM	2,851,686	960,000	3,811,686	6.9%
Trafelet Advisors	1,283,423	432,000	1,715,423	3.1%
Delta Institutional	1,093,330	368,000	1,461,330	2.6%
Delta Offshore Master	1,425,694	480,000	1,905,694	3.4%
Remy Trafelet	2,851,686	960,000	3,811,686	6.9%

___________________________________________________________________________________________________

(1) TCM serves as the investment manager to Delta Institutional, Delta Offshore Master and certain other private investment vehicles. Trafelet & Company serves as the general partner of TCM and Remy Trafelet serves as the managing member of Trafelet & Company. Remy Trafelet serves as the managing member of Trafelet Advisors. Trafelet Advisors serves as the general partner to Delta Institutional and certain other private investment vehicles.

__________________________________________________________________________________________

(c) and (e) On February 17, 2009, the Issuer purchased all of the Series A Shares and Warrants held by the Reporting Persons for an aggregate purchase price of $798,472.08, pursuant to an agreement dated December 10, 2008 and executed in January 2009.  As of the closing of the transaction, none of the Reporting Persons benficially owned any securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 5 above.

Item 7.	Material to Be Filed as Exhibits
Exhibit 7.1

Agreement, dated as of October 31, 2008, by and among Trafelet & Company, TCM, Trafelet Advisors, Delta Institutional, Delta Offshore Master and Remy Trafelet (Incorporated herein by reference to the Amendment on Schedule 13D filed by the Reporting Persons on October 31, 2008).

Exhibit 7.2	Agreement, by and among the Reporting Persons and the Issuer with respect to the sale of securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2009

TRAFELET & COMPANY, LLC

By: /s/ Remy Trafelet

Remy Trafelet, Managing Member

TRAFELET CAPITAL MANAGEMENT, L.P.

By: Trafelet & Company, LLC,

its General Partner

By: /s/ Remy Trafelet

Remy Trafelet, Managing Member

TRAFELET & COMPANY ADVISORS, LLC

By: /s/	Remy Trafelet

Remy Trafelet, Managing Member

DELTA INSTITUTIONAL, L.P.

By: Trafelet & Company Advisors, LLC,

its General Partner

By: /s/ Remy Trafelet

Remy Trafelet, Managing Member

DELTA OFFSHORE MASTER, LTD.

By: Trafelet Capital Management

its Investment Manager

By: Trafelet & Company, LLC,

its General Partner

By: /s/ Remy Trafelet

Remy Trafelet, Managing Member

By: /s/ Remy Trafelet

Remy Trafelet, Individually